Exhibit 12.1
WHITING PETROLEUM CORPORATION AND SUBSIDIARIES
Ratio of Earnings to Fixed Charges
(dollars in thousands)

	Year Ended December 31,
	2005	2004	2003	2002	2001
Fixed Charges:
Interest Expensed	$35,245	$11,800	$7,867	$10,867	$10,233
Interest Capitalized	—	200	—	—	210
Amortized Premiums, Discounts and Capitalized Expenses Related to Indebtedness	6,802	4,056	1,310	71	—
Estimate of Interest Within Rental Expense	298	182	209	183	165

Preference Security Dividend Requirements of Subs	—	—	—	—	—
Total Fixed Charges	$42,345	$16,238	$9,386	$11,121	$10,608

Earnings:
Pre-tax Income from Continuing Operations	$196,098	$114,005	$36,139	$11,952	$54,337
Income from Equity Investees	(409)	—	—	—	—
Fixed Charges (above)	42,345	16,238	9,386	11,121	10,608
Amortization of Capitalized Interest	41	21	21	21	—
Distributed Income of Equity Investees	657	—	—	—	—
Less:
Interest Capitalized	—	(200)	—	—	(210)
Preference Security Dividend Requirements of Subs	—	—	—	—	—
Minority Interest in Pre-tax income of Subs	—	—	—	—	—

Total earnings	$238,732	$130,064	$45,546	$23,094	$64,735

Ratio of Earnings to Fixed Charges (unaudited)	5.64	8.01	4.85	2.08	6.10